UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934
First Trinity Financial Corporation
(Name of Small Business Issuer in its charter)

Oklahoma	34-1991436

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7633 E 63rd Place, Suite 230, Tulsa, OK	74133

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number (918)249-2438
Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

NONE	NONE

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.01 par value

(Title of class)

PART I
Item 1. Description of Business
Special Note Regarding Forward-Looking Statements. Certain statements in this Form 10-SB constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”). These statements are based on management’s expectations, estimates, projections and assumptions. In some cases, you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “intend,” or “continue,” the negative of these terms, or other comparable terminology used in connection with any discussion of future operating results or financial performance. These statements are only predictions, and reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
Business Development
First Trinity Financial Corporation (“we”, “us”, “our”, the “Company” or the “Registrant”) was incorporated on April 19, 2004 as Southwest Security Financial Corporation; the name was changed to First Trinity Financial Corporation on February 5, 2005, for the purpose of forming, owning and managing life insurance and premium finance companies. The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities prior to January 2007. The Company sold 2,000,000 common shares at $.10 per share to its organizing shareholders in April of 2004 for total proceeds of $200,000, in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder. No underwriter was involved in connection with the issuance of our shares, and we paid no finder’s fees in the April 2004 private placement.
On May 21, 2004, we undertook a private placement of 1,000,000 shares of Common Stock for gross proceeds of $1,250,000. This private placement, which was concluded on August 31, 2004, was conducted in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. No underwriter was involved in connection with the issuance of our shares, and we paid no finder’s fees in the private placement.
On June 22, 2005 the Company registered 2,550,000 shares to be sold at $5.00 per share in an intrastate public offering with the Oklahoma Securities Commission for gross proceeds in the amount of $12,750,000 with a 10% oversale provision. The offering was sold by issuer agents registered with the Oklahoma Securities Commission. That offering was completed on February 23, 2007 with gross proceeds of $14,025,000 including the 10% oversale. The offering was sold pursuant to a registration with the Oklahoma Securities Commission and pursuant to an exemption from registration provided by Section 3(a)(11)of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder.
Business of Issuer
The net proceeds of the offerings were used to capitalize a life insurance subsidiary; form a premium finance company and provide capital for the acquisition of additional life insurance or insurance-related companies. Two million dollars of the proceeds of the stock sale were used to capitalize the life insurance subsidiary, Trinity Life Insurance Company (“TLIC”) in September 2006. The premium finance subsidiary, First Trinity Capital Corporation (“FTCC”) was formed in February of 2006 and may be capitalized with up to two million dollars as determined by the Company’s Board of Directors. The remainder of the proceeds will provide resources for one of the following: provide additional capital for the life insurance subsidiary; provide capital for the possible acquisition of life insurance or insurance related company(s) or provide working capital.
Trinity Life Insurance Company
Trinity Life Insurance is a wholly owned subsidiary of the Company. On June 22, 2006, TLIC received a certificate of authority from the Oklahoma Department of Insurance (“OID”) to transact life and annuity business in the State of Oklahoma. The marketing of insurance products began on March 5, 2007. The statutory minimum capital and surplus requirement is $1.5 million; however in reviewing our planned sale of the initial product, the OID required $2 million of capital and surplus. In addition, we plan to add $3 million to the capital of TLIC from the proceeds of our public stock offering. This will bring our total capital and surplus to $5 million, which we believe will enable us to sell our initial product and provide capital and surplus for worksite products or other products that we may market. We discuss our capital and surplus and their relationship to our products below.
Effective February 1, 2007, TLIC entered into an administrative services agreement with Investors Heritage Life Insurance Company (“IHLIC”). IHLIC is a wholly owned subsidiary of Kentucky Investors, Inc. headquartered at 200 Capital Avenue, Frankfort, Kentucky. IHLIC was founded in 1960 and is licensed to transact life and health insurance business in 30 states. IHLIC sells products in three basic insurance markets: (1) the funeral home market - preneed and final expense life and annuity products; (2) the financial institution market - credit life, accident and health, mortgage protection and commercial loan products; and (3) ordinary life insurance market - term products and annuities. IHLIC also provides a variety of services to unaffiliated life insurance companies. It is providing services to TLIC that include underwriting, actuarial (excluding product development), policy issue, accounting, claims processing and other services incident to the operations of TLIC. Under the terms of the contract, TLIC will pay the greater of policy administration and new business fees or an annual minimum. The annual minimum fees for years one through five are $120,000, $132,500, $145,000, $155,000 and $165,000. The agreement may be terminated by either party with at least 180 days notice before termination. Mr. James Smith, formerly Secretary/Treasurer of the Company and a promoter, resigned from the Company effective March 31, 2007, and began employment with IHLIC as Vice President of Corporate Development.
TLIC will develop products, recruit, train, and license insurance agents who will market these products, which are filed and approved by the OID. TLIC will be responsible for all direct and indirect product development and marketing costs, including actuarial fees, filing fees, agent commissions and agent recruiting, training and licensing expenses. Additionally, TLIC will be responsible for all underwriting reports, reinsurance premiums, legal expenses, state examination fees, liability insurance, costs related to mergers and acquisitions and the life insurance and annuity benefits payable under TLIC contracts.
Outsourcing services to IHLIC will allow us initially to operate with a lower overhead and total cost than we would incur if we hired staff and acquired or developed processing systems to perform these functions internally. As we grow, we may acquire a life insurance company that performs these services or we may develop them internally. We will reinsure policy liabilities that are in excess of our risk limits with IHLIC and Munich American Reinsurance Company (“American Munich”) pursuant to standard reinsurance agreements. We discuss our arrangements regarding reinsurance below. Initially our primary focus is building a sales force and marketing our initial product.
TLIC’s product is designed to be profitable when it meets its assumptions in the product’s design. In reliance on its actuarial consultants, TLIC makes certain assumptions as to expected mortality, lapse rates, investment results and other factors in developing the pricing and terms of the products. The assumptions are generally based on industry experience, and influence product marketing success and profitability. The challenges to making a profit for a new start up life insurance company are to sell product and control general expenses.
TLIC does not currently receive any commissions or fees from the sale of its products; however, it may sell additional products in the future that would provide commissions and allowances through reinsurance. The investment decisions will be made by the investment committee which may also hire an investment advisor. No investment advisor has been retained at this time. The investments will be made pursuant to the laws and regulations established by the OID.
The level of our capital and surplus will affect our business in several ways. There are state mandated minimum capital and surplus requirements that a company must meet to operate as a life insurance company as we have explained above. A life insurance company normally incurs a loss on the sale of an insurance policy in the year of the sale, so if we sell a large enough volume of policies we could incur losses that would cause our capital and surplus to decline significantly. Should capital and surplus drop to the statutory minimum a consumer, who might consider the amount of capital and surplus in the decision-making process for purchasing an insurance policy, might also consider this to be a negative factor. Our sales could be affected as a result.
Other variables affect the level of business besides our capital and surplus. These variables include the type and design of the products we sell, the levels of cost that we incur in the operation of TLIC, the actual rate of mortality that our policy holders experience, the average size of the policies we sell, the age distribution of our policy holders, the policy lapse rate, the interest rate that is paid or assumed in our products and the return that we achieve on our investments are important factors. Our products, which are designed in reliance on our actuarial consultants, contain assumptions about these factors. We estimate that we could incur losses of approximately $2.5 to $3 million without adding additional capital. Until TLIC is a more seasoned company, we believe that projections of future levels of business that could be supported with our planned capital and surplus could prove to be unreliable.
Products of TLIC
TLIC’s initial product consists of a life insurance base issued with a deferred annuity rider. The life base is permanent insurance with modified premiums and death benefits. The product is sold in $2,000 premium units with death benefits and premium periods scheduled according to issue age. First year premium is allocated 100% to the life base. Renewal premium during the life premium paying period is allocated 50% to the annuity rider. Thereafter, renewal premium is allocated 100% to the annuity rider. Death benefits on the life base are scheduled by issue age and policy year, and decrease to an ultimate amount. The death benefit for issue ages 0-20 increases each year during the first 10 years by the amount of the life insurance premium and terminates after 10 years. The death benefit for ages 21-50 decreases each year for the first 20 years by a uniform amount based on the initial amount of coverage purchased and remains level thereafter. The death benefit for ages 51-65 decreases each year for 10 years by a uniform amount based on the initial amount of coverage purchased and remains level thereafter. The death benefit for issue ages 66-80 decreases each year for four years by a uniform amount based on the initial amount of coverage purchased and remains level thereafter. The product is designed to keep the premium level at all issue ages and provide a death benefit and an annuity.
TLIC offers only one annuity rider. TLIC’s annuity is a contract whereby the purchaser pays an initial premium or premiums into a tax deferred account that pays out a lump sum or payments at pre-determined intervals. Premiums for this rider are flexible and may be paid at any time in an amount not less than the required minimum for such payments or exceed, without our consent, the scheduled premiums. The maturity value is the net of the premiums paid plus interest credits as declared by the Board of Directors but not less than 4% per annum less any partial withdrawals and surrender charges and may be paid in a monthly life annuity, in one sum, in any settlement option then offered or on any basis that may be agreed to by the parties. TLIC profits from favorable spreads between the interest earned from investing the annuity funds after deducting investment and administrative expenses and the interest credited to the annuity. TLIC assumes the risk of interest rate fluctuations between the minimum fixed rate of interest provided by the annuity and its investment yields.
Our annuity rider does not give the purchaser an option to choose investment products. Premiums are invested by TLIC at the direction of the investment committee. No money has been invested in the annuity rider since the first year premium is entirely for the life insurance product.
From the beginning of sales of life insurance on March 5, 2007, to June 1, 2007, we have written $449,694 in premiums on the initial life insurance product with a face value of $12,648,750; and have in force $257,750 with a face value of $6,820,000.

Product Marketing and Sales
TLIC is using the same face-to-face marketing techniques for its life insurance products as the Company did for its public stock offering. The marketing plan is designed around the Company’s shareholder base, which provides a referral system for TLIC product sales. Under this approach, we contacted individual Oklahomans in person based upon recommendations from our existing shareholders. Each new shareholder was asked to provide a list of individuals who they believed might be able and willing to invest, and on whom our agents could call. These shareholders received no compensation or remuneration for providing such recommendations. The shareholder was also asked to provide a letter of introduction recommending that the person listen to the sales presentation. Our agents then called upon these recommended individuals, made sure they met the suitability requirements established by the Oklahoma Securities Department and made presentations to them if they met the suitability requirements.
It is anticipated that the shareholder base will purchase life insurance from the company they invested in. Just as in the stock sale, each policyholder will be asked to provide a list of individuals who might be interested in purchasing life insurance from the company and who are not shareholders. Neither compensation nor remuneration will be provided for making such recommendations. The life insurance agent will then call upon those individuals who have been recommended and present the life insurance product to them. Individuals purchasing the life insurance product will be asked for recommendations and our agents will follow those leads in every county in Oklahoma.
TLIC’s marketing of insurance products commenced on March 5, 2007. The agency force that sold stock in the intrastate public offering is marketing TLIC insurance products. Most of the agents who sold the stock offering have become licensed to sell life insurance. They were recruited with the understanding that they would be trained and licensed to sell life insurance when the offering was completed. Additionally, TLIC will recruit, train and license new agents.
Because our agents have established relationships with our shareholders, we want them to approach the shareholder base with the initial insurance product. We want them to use that relationship to sell the insurance product. We also want their focus to be on seeing all of our shareholders and presenting the insurance product and obtaining recommendations from those that purchase the insurance product. We anticipate that the face to face approach will take approximately two years to see all of the shareholders and the individuals they recommend.
A worksite insurance or annuity product, if developed, will be sold in a different marketplace than the initial product. There are agents that already have relationships with companies that allow them to present worksite products to their employees and there are agents that specialize in selling annuity products. We intend to rely upon independent agents to sell additional products and focus our agents upon the shareholders with whom they have established relationships.
Once TLIC develops a substantial policyholder base in Oklahoma, marketing efforts will expand into additional states. This expansion will depend largely on many factors, one of which is being licensed to engage in the life insurance business in these additional states. Due to the uncertainties involved, management cannot reasonably estimate the time frame of such expansion.
Reinsurance
Reinsurance is a common method of risk-sharing by insurance companies. When part or all of an insurer’s risk is assumed by another insurance company or companies in return for part or all of the premiums paid by the insured, the risk is said to be reinsured. In order to reduce the risk of financial exposure to adverse underwriting results, TLIC has entered into agreements with Munich American and IHLIC to share portions of the life insurance risks it underwrites. Through the combination of the two reinsurers, TLIC keeps a maximum of $55,000 of risk on any one insured. In the event the other companies are unable to fulfill their obligations under the reinsurance agreements, TLIC remains primarily liable.
Investments
TLIC is currently reviewing whether to retain the services of an independent investment advisor to assist in managing its investments.

The Oklahoma Insurance Code restricts the investments of insurance companies by the type of investment, the amount that an insurance company may invest in one type of investment, and the amount that an insurance company may invest in the securities of any one issuer. The restrictions of the Oklahoma Insurance Code are not expected to have a material effect on the investment return of TLIC. The Company will not have any restrictions on investing its funds in non-insurance subsidiaries and this will provide the company the ability to invest in and operate non-insurance related businesses. The Company is not subject to the limitations which restrict the investments made by TLIC. Currently, most of the investments are held in short-term, highly liquid securities.
Competition
The life insurance industry is extremely competitive. The OID reported that as of December 31, 2003, there were 29 domestic life insurance companies and an additional 588 companies incorporated in other jurisdictions that are authorized to sell life insurance in Oklahoma. There are a large number of insurance companies that are substantially larger, have greater financial resources, offer more diversified product lines and have larger selling organizations than TLIC. Competition also is encountered from the expanding number of banks and other financial intermediaries that offer competing products. TLIC must also compete with other insurers to attract and retain qualified agents to market TLIC products.
This competition takes many forms. Many companies, some of which use the Internet to provide quotes, compete on a pure cost basis, offering low premiums for individuals who can meet their underwriting guidelines. Other companies, some which use television and newspaper advertising supplements, compete on the basis of providing small amounts of coverage to everyone regardless of health conditions. Some offer life insurance for a particular purpose such as mortgage insurance or burial insurance. Several large companies such as Northwestern, Prudential and Metlife compete on the basis of national advertising offering coverage in all underwriting ranges. Other companies, such as State Farm, Allstate and Shelter, offer local agents who are acquainted personally with the policyholders. Our market and product focuses on providing individuals with coverage in the event of death and an annuity rider to provide for accumulation of funds during the lifetime of the policyholder.
TLIC will compete by offering a product that provides both life insurance in the event of the death of the policyholder and an annuity that will provide accumulation of funds to during the lifetime of the policyholder. While there are larger companies which offer products with similar benefits, such as CICA Life Insurance Company of America, we believe we will compete favorably with such companies because of the personal selling method we employ, as described in the Product Marketing and Sales section above. We believe our shareholders will recommend individuals for the sale of the insurance product and give us a unique advantage over larger competition.
TLIC will compete against larger companies offering only whole life insurance both by the personal relationship created by the marketing plan and by offering the annuity rider to provide accumulation of funds during the policyholder’s lifetime. Our primary competition will not be those companies offering only a whole life policy.
Governmental Regulation
TLIC is subject to regulation and supervision by the OID. The insurance laws of Oklahoma give the ODI broad regulatory authority, including powers to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments.
The agent licensing process takes approximately three weeks and requires an applicant to pass a test to show an understanding of insurance laws and regulations relating to the products the agent will sell. Applications for insurance and policy forms must be filed and approved; however, rates for life insurance do not have to be approved and there are no rate increases for life insurance. This process takes approximately 30 days. State laws and regulations specify methods for companies to use to maintain reserves for it life insurance and annuity policies. TLIC will be required to file quarterly and annual reports with regulatory authorities that provide specified information. The insurance departments impose minimum risk-based capital (“RBC”) requirements on insurance enterprises that were developed by the National Association of Insurance Commissioners (“NAIC”). The formulas for determining the amount of RBC specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by ratio (the “Ratio”) of the enterprise’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action.
There are certain factors particular to the life insurance business which may have an adverse effect on the statutory operating results of TLIC. One such factor is that the cost of putting a new policy in force is usually greater than the first year’s policy premium, and, accordingly, in the early years of a new life insurance company, these initial costs and the required provisions for reserves often have an adverse effect on statutory operating results. First year policy costs consist of a one time acquisition cost that includes marketing cost other than underwriting and issue cost and commissions. The Company is currently paying approximately 60 percent first year commission and will pay approximately seven percent in renewal commission. It is anticipated that there will not be any additional marketing, underwriting or issue cost.
Oklahoma has enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, the terms of affiliate transactions, and other related matters. Currently, the Company and TLIC have registered as a holding company system pursuant to the laws of the state of Oklahoma. Statutory restrictions limit the amount of dividends that may be paid by a life insurance company to its shareholders. Generally, dividends, in excess of the lesser of (a) 10% of statutory shareholder’s surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year may not be paid without prior regulatory approval. In addition, TLIC must maintain the minimum statutory capital and surplus, $1,500,000, required for life insurance companies domiciled in Oklahoma and must meet other regulatory requirements, including the RBC test.
First Trinity Capital Corporation
The premium finance subsidiary, FTCC, will provide premium financing to individuals and businesses. This financing will be carried out in the state of Oklahoma and in other states in which we may become licensed. Many casualty insurance carriers require their premiums to be paid on an annual or lump sum basis. A premium finance company finances these casualty premiums. A typical premium finance contract requires the insured to pay 25% of the premium up front and the balance is paid over a nine month period. Premium financing is unique in that the unpaid balance due the company is always lower than the unearned premium, which has in effect been assigned to the company in the event of non-payment, thus, the element of risk is negligible.
The Company’s Board of Directors has authorized the capitalization of FTCC up to $2 million. The Company believes that it can engage in the premium finance business independent of its life insurance business in Oklahoma and other states. FTCC has contracted with over 30 insurance agencies to finance their insurance premiums. There is no guarantee that these agencies will write contracts with the FTCC.
Commercial insurance premium finance transactions are not regulated directly in Oklahoma. Consumer insurance premium finance transactions are considered a consumer credit sale and are subject to the Oklahoma Uniform Consumer Credit Code. Therefore the regulation of the transaction is by the Department of Consumer Credit under the consumer credit laws. The interest rates allowed on consumer financing is 30% on $1,140 or less, 21% on $1,141-$3,800, 15% over $3,800.
A finance company generates income by borrowing money at a certain interest rate from one source (i.e. a bank, private investors, etc.) and lending that money at a higher rate to policyholders that request financing. Profits from premium financing also include late fees and other incidental charges. The costs of forming and running a premium finance company include interest expense (i.e. cost to borrow the money), day-to-day administration and overhead, licensing and accounting expenses.
Finance companies are subject to interest rate fluctuations. An increase in the cost of funds or a decrease in interest rates that FTCC can charge could affect the net return.
As of June 1, 2007, FTCC had financed premiums in the amount of $1,494,798. The outstanding loan balance was $1,244,305 with an average interest rate of 16.3% on that balance.
Acquisition of Other Companies
The Company may acquire one or more life insurance or insurance-related companies in the future. The Company may seek to acquire insurance-related companies such as: (i) third-party administrators (which typically provide one or more of the following services: (a) underwriting and issue services, (b) billing, collection and accounting of premiums, (c) payment of commissions, (d) payment of claims, (e) customer service, (f) preparation of statutory filings for other insurance companies or (g) data processing services); (ii) marketing agencies; and (iii) reinsurance brokerage companies.
The primary reasons the Company may acquire an existing life insurance company or insurance-related company are: (i) the placement of administrative, accounting and data processing systems that would allow the Company to expand; (ii) to provide additional revenue streams to the Company through additional marketing expansion or ancillary services and; (iii) to provide additional profits through more effective cost management of an existing company as many companies within the insurance industry have excessive administrative cost relative to premium income.
Although no acquisition candidates have been identified and there are no existing arrangements to consider any specific candidates, the Company will consider any appropriate acquisition candidates. An acquisition of a life insurance company will require prior regulatory approval.

Employees
As of December 31, 2006, the Company had seven full time and two part time employees. One of our employees is licensed in Oklahoma as an insurance agent. All of the other agents licensed with TLIC will be independent contractors and not employees of the Company. There were 27 independent contractor agents as of June 1, 2007.
Item 2. Management’s discussion and Analysis or Plan of Operation
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes appearing elsewhere in this Form 10-SB. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.
We were incorporated in April 2004. During 2004 we raised $1,450,000 from two private placements of common stock. In June 2005 we registered an interstate public stock offering in Oklahoma and completed the offering in February 2007. The offering raised $14,025,000. We are a holding company that has two subsidiaries. We have formed a life insurance company and a premium finance company. We have capitalized the life insurance company with $2,000,000 and we commenced the sales of life insurance in March 2007. No policies had been issued at March 31, 2007. We capitalized the premium finance company with $1,001,000 and commenced operations in January 2007.
We were a development stage company until we commenced operations in 2007. We have incurred significant net losses since our inception. At March 31, 2007, we had an accumulated deficit of $1,753,382. These losses have resulted primarily from cost incurred while raising capital and establishing the subsidiary companies. We expect to continue to incur operating losses until we achieve a volume of inforce life insurance policies that provides premiums that are sufficient to cover our operating cost.
Revenues
Our revenues prior to 2007 came from investment income. We commenced operations in the first quarter of 2007 and had revenues from premium financing and other miscellaneous sources. We expect to have revenues from investments, premium financing and sales of life insurance in the future.
Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On a continuing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Loans from premium financing
We continuously evaluate all of our loans based on current payment status. The collateral on loans that are in default is reviewed to determine the value of the collateral and evaluate the loan for potential loss.
Income Taxes
We evaluate our deferred income tax assets, which partially offset our deferred tax liabilities, for any necessary valuation allowances. In doing so, we consider our ability and potential for recovering income taxes associated with such assets, which involve significant judgment. Revisions to the assumptions associated with any necessary valuation allowances would be recognized in the financial statements in the period in which such revisions are made.
Results of operations
Comparison of three months ended March 31, 2007 and 2006
Total consolidated revenues were $146,806 for the three months ended March 31, 2007, an increase of $114,887, or 359.9%, from $31,919, for the three months ended March 31, 2006. This increase is primarily attributable to the increase in interest income, resulting from approximately $8,819,000 of cash received from the sale of common stock from March 31, 2006, to February 23, 2007, the end of the stock sale and from income from loans made in the premium finance business.
Expenses
Expenses were $325,931 for the three months ended March 31, 2007, an increase of $135,982, or 71.6%, from $189,949 for the three months ended March 31, 2006. An increase in compensation and employee benefits expenses accounted for $72,311 of this increase and office and other expense accounted for $57,313 of the increase.
We expect our general and administrative expenses to continue to increase in the future as a result of an increased payroll and other office and administrative expenses necessary for the management of the anticipated growth of the premium finance business and the entry into the life insurance business.
Net Loss
The net loss was $179,125, or $(0.03) per share, for the three months ended March 31, 2007, compared to a net loss of $158,030, or $(0.04) per share, for the three months ended March 31, 2006. The increase in the net loss was primarily attributable to the increase in expenses described above. We expect our losses to increase in the future as we incur increased cost to grow our premium finance business and the entry into the life insurance business.
Comparison of year ended December 31, 2006 with the year ended December 31, 2005.
Total consolidated revenues were $306,885 for the year ended December 31, 2006, an increase of $282,260, or 1155.6%, from $24,425 for the year ended December 31, 2005. This increase is primarily attributable to the increase in interest income, resulting from approximately $9,588,000 of cash received from the sale of common stock during the year 2006.
Expenses
Expenses were $877,340 for the year ended December 31, 2006, an increase of $254,141, or 40.8%, from $623,199 for the year ended December 31, 2005. An increase in compensation and employee benefits expenses accounted for $162,010 of this increase and office and other expenses accounted for $108,353 of the increase.
We expect our general and administrative expenses to continue to increase in the future as a result of an increased payroll and other office and administrative expenses necessary for the entry into the premium finance and life insurance businesses.
Net Loss
The net loss was $570,655, or $(0.13) per share, for the year ended December 31, 2006, compared to a net loss of $598,774, or $(0.19) per share, for the year ended December 31, 2005. The increase in the net loss was primarily attributable to the increase in expenses described above. We expect our losses to increase in the future as we incur increased cost to grow our premium finance business and the entry into the life insurance business.

Liquidity and Capital Resources
Since inception, our operations have been financed primarily through the private placement of equity securities and an intrastate public stock offering. Through March 31, 2007, we received approximately $15,475,000 from the sale of our shares. Our operations have not been profitable and have generated significant operating losses since we were incorporated in 2004.
At March 31, 2007, we had cash and cash equivalents totaling $11,321,883. The majority of our excess funds have been invested in money market mutual funds.
Capital provided from the public offering will provide a considerable amount of operating funds for current and future operations. The operations of TLIC should provide ample cash flows from premium income and investment income to meet operating requirements. Life insurance contract liabilities are generally long term in nature and are generally paid from future cash flows.
We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses and capital expenditures for at least 12 months. We have based this estimate upon assumptions that may prove to be wrong and we could use our capital resources sooner than we currently expect. The growth of the premium finance subsidiary is uncertain and will require additional capital if it continues to grow.
The Company will contribute $3,000,000 of capital to its life insurance subsidiary during 2007.
The Company does not have any off-balance sheet arrangements.
Item 3. Description of Property
The Company is currently located in approximately 1,300 square feet of leased office space at 7633 E. 63rd Place, Suite 230, Tulsa, OK 74133. This lease commenced on February 1, 2005, and is for a term of three years. Annual rent is $15,744. Neither the Company nor any of its subsidiaries owns any real estate.
Investment Policies
TLIC will invest its assets in compliance with rules applicable to insurance companies established by the Oklahoma Insurance Code. Among other things, the Code permits investments in fixed income securities and equities that are interest bearing or dividend paying and not in default. Investments of more than 10% of TLIC’s assets in any one issuer are limited except for general obligations of state or federal governments. TLIC can invest up to 10% of its assets (valued the lesser of cost or market value) or 50% of its surplus in non-insurance subsidiaries and can invest greater amounts with the approval of the Oklahoma Commissioner of Insurance.
Investment in Real Estate
The Company has no investments in real estate or interests in real estate.
Investments in Real Estate Mortgages
The Company has no investments in real estate mortgages. The Company does not anticipate making loans secured by real estate. However, The Oklahoma Insurance Code permits investment in first mortgages upon improved, unencumbered real property located in the United States, or upon leaseholds with an unexpired term of 21 or more years. Unless the loans secured by the mortgages are insured by the U.S. or by an approved mortgage insurer, the value of the loan must not exceed 80% of the value of the property.
Item 4. Security Ownership of Certain Beneficial Owners and Management
(A) Security Ownership of Certain Beneficial Owners
The following table sets forth, as of March 31 2007, the number of shares of Common Stock owned of record and beneficially by persons who hold five percent or more of the outstanding Common Stock of the Company.

	Amount and Nature
Name and	of Beneficial	Percent
Address	Ownership	of Class
Scott J. Engebritson	299,300 (1)	5.16%
7633 E. 63rd Place, Suite 230 Tulsa, OK 74133

Gregg Zahn	554,000	9.54%
7633 E. 63rd Place, Suite 230 Tulsa, OK 74133
Mr. Engebritson’s owns 188,500 shares directly and holds a proxy from Gregg Zahn for 110,800 shares.
Mr. Zahn has disclaimed control of the Company and TLIC in connection with the licensing of TLIC as a life insurance company in Oklahoma. Mr. Zahn assigned the right to vote 20% of his shares to each of Directors Bryan Chrisman, Scott J. Engebritson, Steve Owens, Charles “Tinker” Owens and Wayne Pettigrew. Mr. Zahn agreed not to revoke the proxies, acquire additional shares or serve as an officer of TLIC without the approval of the Oklahoma Insurance Commissioner.

(B) Security Ownership of Directors and Management
The following table sets forth the number of shares of Common Stock owned of record and beneficially by executive officers and directors and the percent of the class of Common Stock the ownership represents based on 5,805,000 shares issued and outstanding as of June 16, 2007.

		Amount		Percent
Title of Class	Name	Owned(1)		of Class
Common Stock	Scott J. Engebritson	299,300	(1)	5.16%
Common Stock	John R. Perkins	50,000		*
Common Stock	Gregg Zahn	554,000	(2)	9.54	(2)
Common Stock	W. Sherman Lay	20,000		*
Common Stock	Bryan Chrisman	210,800	(1)	3.63%
Common Stock	Charles “Tinker” Owens	154,800	(1)	2.67%
Common Stock	Gary Sherrer	40,000		*
Common Stock	George Peintner	40,000		*
Common Stock	Wayne Pettigrew	152,800	(1)	2.63%
Common Stock	Steve Owens	150,800	(1)	2.60%
Common Stock	Bill Hill	28,000		*
Common Stock	Shannon Young	35,000
All officers and directors as a group (11)		1,181,500	(3)	20.25	%(3)

*	represents less than 1%

(1)	Includes direct ownership and beneficial ownership of 110,800 shares out of the 554,000 shares owned by Gregg Zahn for which a proxy from Mr. Zahn is held as described in the following footnote.

(2)	Mr. Zahn has disclaimed control of the Company and TLIC in connection with the licensing of TLIC as a life insurance company in Oklahoma. Mr. Zahn assigned the right to vote 20% of his shares to each of Directors Bryan Chrisman, Scott J. Engebritson, Steve Owens, Charles “Tinker” Owens and Wayne Pettigrew. Mr. Zahn agreed not to revoke the proxies, acquire additional shares or serve as an officer of TLIC without the approval of the Oklahoma Insurance Commissioner.

(3)	Includes the direct ownership of Mr. Zahn's shares by Mr. Zahn and excludes the beneficial ownership of those shares by the five directors identified above.
(C) Changes in Control
There are no arrangements that may result in a change of control.

Item 5. Directors and Executive Officers, Promoters and Control Persons.
(A) Identify directors and executive officers
Our officers and directors are as follows:

Name	Age	Position
Bill Hill	56	Director
Bryan Chrisman	43	Director
Charles “Tinker” Owens	52	Director
Gary Sherrer	58	Director
George Peintner	53	Director
Gregg Zahn	45	Director of Training and Recruiting and Director
John R. Perkins	54	President and Director
Scott J. Engebritson	49	Chairman of the Board and Director
Shannon Young	43	Director
W. Sherman Lay	67	Secretary - Treasurer and Director
Steve Owens	59	Director
Wayne Pettigrew	44	Director
The directors were elected at the annual meeting of the shareholders held on April 18, 2007 and will serve in this capacity until the next annual meeting of shareholders, or until their successors are duly elected and qualified. The executive officers serve at the direction of the Board of Directors and were elected by the Board of Directors on April 18, 2007. The Chairman, President, and Secretary — Treasurer are elected at the annual meeting of the Board, while other officers are elected by the Board from time to time as the Board deems advisable. The Board of Directors has an Audit Committee consisting of directors Gary Sherrer, Bill Hill and Steve Owens, a Compensation Committee composed of directors Bryan Chrisman, George Peintner and Charles “Tinker” Owens and a Nominating and Governance Committee composed of Bill Hill, George Peintner and Gary Sherrer. Gary Sherrer has been designated as the financial expert on the Audit Committee.
The following is a brief description of the previous business background of the executive officers and directors.
Scott J. Engebritson: Mr. Engebritson serves as Chairman of the Board of Directors and CEO. He has served in that position since the inception of the company in 2004. He also serves as President and Director of TLIC since its inception in 2006. He is Chairman of Board and Director of FTCC. Mr. Engebritson served as Chairman of Board for Mid-American Alliance Corporation and its subsidiary Mid-American Century Life Insurance Company from their inception in 1995 until they were merged with Citizens Inc. in 2003. Mr. Engebritson served as Chairman of the Board of Western States Alliance from 2000 to 2006. He served as Co-Chairman of the Board of Arkansas Security Capital from 2001 to 2005. He served as Chairman of the Board of Midwest Holding Inc. from 2004 to 2006. He currently serves as Chairman of Board and President of Great Plains Financial Corporation a position he has held since its inception in 2006.

John R. Perkins: Mr. Perkins is President and a Director of the Company. He has served in that position since the inception of the company in 2004. He also serves as President and Board member of FTCC and Co-Chairman of the Board of TLIC. He has served in those positions since their inception in 2006; He served as President of Mid American Alliance Corporation and Mid American Century Life Company from January 1, 2003 to December 31, 2003. He served on the Board of Directors of Mid-American Alliance and Mid American Century from 1998 to 2003. He also has served on the Board of Directors of Midwest Holding Inc. since its inception in 2004.
Gregg Zahn: Mr. Zahn is Director of Training and Recruiting and a member of the Board of Directors. Mr. Zahn has served in that position since the company inception in 2004. He is also a Board member of TLIC and FTCC and has served in those positions since their inception in 2006. Between 1997 and March 2004 Mr. Zahn served as Marketing Vice President of First Alliance Corporation of Lexington, Kentucky and as Assistant to the President of First Alliance Corporation and Mid American Alliance Corporation. He was President of Alliance Insurance Management from 2001 to 2003
W. Sherman Lay: Mr. Lay serves as Secretary and Treasurer and a Director and has served in those positions since April of 2007. He also serves as a Director of TLIC and FTCC. For the past five years, Mr. Lay has been a financial officer and business consultant, specializing in corporate financial and consulting services for small sized entrepreneurial companies, having spent the last 4 years in providing consulting services to businesses. Prior to that, Mr. Lay was an officer and director of numerous life insurance companies and also has experience in business acquisitions, mergers and reorganizations.
Bryan Chrisman CLU, ChFC: Mr. Chrisman serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of TLIC and FTCC. Mr. Chrisman is a principal with IMA, LLC, an insurance marketing firm that he helped found in 2001.
Steve Owens: Mr. Owens serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of TLIC and FTCC Mr. Owens is the CEO of Owens, Powell and Associates and Steve Owens and Associates, both of which offer a full range of insurance and service related products. Mr. Owens is the brother of Director Charles Tinker Owens.
Charles “Tinker” Owens: Mr. Owens serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of TLIC and FTCC. Mr. Owens has served as the President/Owner of Tinker Owens Insurance and Marketing Services since its inception in 1988. Mr. Owens is the brother of Steve Owens.
George Peinter: Mr. Peintner serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of TLIC and FTCC. Mr. Peintner is the owner of Peintner Enterprises. Peintner Enterprises is a Marketing Company established in 1980.

Wayne Pettigrew: Mr. Pettigrew serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of TLIC and FTCC. Mr. Pettigrew served in the Oklahoma House of Representatives from 1994 until 2004. Mr. Pettigrew owns and operates Group Pension Planners, insurance and pension benefits consulting firm. Mr. Pettigrew also serves on the Alumni Board at East Central University in Ada, Oklahoma.
Gary Sherrer: Mr. Sherrer serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of TLIC and FTCC. He is the Director of Development at the Division of Agricultural Sciences and Natural Resources for Oklahoma State University Foundation. Mr. Sherrer held the position of Assistant CEO of KAMO Power from 2001-2004. Prior to his position as Assistant CEO, Mr. Sherrer held the position of Chief Administrative Office for seven years at KAMO Power.
Bill Hill: Mr. Hill serves as a Director and has served in that capacity since 2004. He also serves as a Director of TLIC and FTCC. Mr. Hill served as President of Eastern Oklahoma State College, in Wilburton, OK from 1986-2000. He retired in 2000 and has been a rancher since that time.
Shannon Young: Mr. Young serves as a Director and has served in that capacity since April 2007. He also serves as a Director of TLIC and FTCC. Mr. Young is a principal with IMA, LLC, an insurance marketing firm established in 2001. Mr. Young previously served as Director of Marketing for VHA Oklahoma/Arkansas from 2000-2202. From 1994-2000 Mr. Young served as Regional Marketing Director for Leaders Life Insurance Company in Oklahoma City, OK.
Item 6. Executive Compensation
The following table sets forth amounts earned by executive officers as compensation over the past three years:
SUMMARY COMPENSATION TABLE

Name	Principal Position	Year	Salary ($)	Bonus ($)
Scott J. Engebritson	CEO	2006	40,000
		2005	40,000
		2004	27,500

John Perkins	President	2006	55,500	5,000
		2005	48,000
		2004	33,000

James Smith	Secretary and Treasurer	2006	21,750	2,500
		2005	24,000
		2004	8,250

Gregg Zahn	Director of Training	2006	95,000	100,000
		2005	95,000	40,000
		2004	78,671

All bonuses were approved by the Board of Directors upon the recommendations of the Compensation Committee. The Compensation Committee is comprised of independent directors. The bonuses for 2006 were approved after a review of the goals of the Company for increasing its assets, preparing the Company to engage in the life insurance and premium finance business beginning in the first quarter of 2007, and success in hiring a sales force to sell the life insurance product.
The Company does not have any employment contracts with any of the key executives.
No options or stock awards of Common Stock have been issued.
Jim Smith our Secretary/Treasurer resigned effective March 31, 2007, to take a position at IHLIC, a service provider and a reinsurer for TLIC.
Compensation of directors.
The following table sets forth the total compensation of non-employee directors during the 2006 fiscal year.
DIRECTOR COMPENSATION

Name	Fees ($)
Bryan Chrisman	2,500
Bill Hill	2,750
Charles “Tinker” Owens	3,000
Steve Owens	3,000
George Peintner	3,000
Wayne Pettigrew	2,750
Gary Sherrer	2,500
Item 7. Certain Relationships and Related Transactions and Director Independence
Promoters and Control Persons
Messrs. Gregg Zahn, Scott Engebritson and John Perkins should be considered promoters of the Company. Collectively, they hold 792,500 shares of Common Stock in the Company for which they paid $.10 per share for aggregate total consideration of $79,250.
Director Independence
Our Board of Directors has determined that the following members are independent as determined in reference to the standards of Section 301 of the Sarbanes-Oxley Act: Mr. Chrisman, Mr. Hill, Mr. C. Owens, Mr. S. Owens Mr. Peintner, Mr. Pettigrew, Mr. Sherrer and Mr. Young.
Item 8. Description of Securities
(A) Common or Preferred Stock
The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock, par value $.01 per share, of which there are 5,805,000 issued and outstanding as of June 16, 2007, and 550,000 shares of Preferred Stock, par value $.01 per share, of which none have been designated or issued. The following summarizes the important provisions of the Company’s capital stock.
Common Stock
In the event of liquidation, holders of the shares of Common Stock are entitled to participate equally per share in all of our assets, if any, remaining after the payment of all liabilities and any liquidation preference on our preferred stock if any is outstanding. Holders of the shares are entitled to such dividends as the Board of Directors, in its discretion, may declare out of funds available therefore, subject to any preference in favor of outstanding shares of preferred stock, if any.
The holders of shares of Common Stock are entitled to one vote for each share held of record in each matter submitted to a vote of shareholders. A majority of the outstanding shares of stock entitled to vote constitutes a quorum at any shareholder meeting. There are no preemptive or other subscription rights, conversion rights, cumulative voting, and registration or redemption provisions with respect to any shares of Common Stock.
The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the owners of any series of Preferred Stock that we may designate and issue in the future.
Preferred Stock
The Board of Directors is authorized to issue up to 550,000 shares of Preferred Stock in one or more series. The Board of Directors of the Company, without further action by the shareholders, may issue shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and the designation of a number of shares constituting any wholly unissued series of preferred stock. The Company does not anticipate the issuance of any Preferred Shares at this time.
In the event that Preferred Shares are to be issued, promoters will be allowed to purchase such shares only on the same terms as existing or new shareholders. In addition, the issuance of preferred shares will only occur upon the approval of a majority of our independent directors.
The actual effect of the authorization of the Preferred Stock upon the rights of the holders of Common Stock is unknown until the Board of Directors of the Company determines the specific rights of owners of any series of Preferred Stock. Depending upon the rights granted to any series of Preferred Stock, the voting power, liquidation preference, or other rights of common stock could be adversely affected.
Restrictions on Transfer
The shares sold in the intrastate offering were not registered under the Securities Act in reliance on Rule 147 promulgated thereunder, which exempts securities offered and sold on an intrastate basis. A condition of the exemption is that during the period in which the securities that are a part of an issue are being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, must be made only to persons resident within the state of offer. Accordingly, no securities may be resold or transferred to persons resident in any state other than Oklahoma until at least nine months have elapsed since the completion on February 23, 2007.

To assure compliance with the exemption, we have taken the following steps:
1. Obtained the written representation in the Subscription Agreement of each subscriber that such person is a bona fide resident of the State of Oklahoma;
2. Obtained an undertaking in the Subscription Agreement of each subscriber that such person will not transfer the securities, either within or without the State of Oklahoma, until nine months after the completion or termination of the Offering;
3. Placed the following legend on each certificate evidencing the common stock:
THIS SECURITY HAS NOT BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN RELIANCE ON AN EXEMPTION FROM REGISTRATION. TRANSFER OF THE SECURITY EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTION. PRIOR TO THE DATE NINE MONTHS FROM THE DATE OF THE LAST SALE OF SECURITIES OF THE ISSUE OF WHICH THIS SECURITY WAS A PART, NO TRANSFERS, SALES, OR ASSIGNMENTS OR THIS SECURITY OR ANY INTEREST THEREIN SHALL OCCUR EXCEPT TO RESIDENTS OF THE STATE OF OKLAHOMA.
4. Made notation in the transfer records prohibiting any transfers of the Shares during the period specified in Paragraph 2 above, with respect to any attempted transfer.
PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters
(A) Market Information
As of June 1, 2007, there was no established public market for the Company’s common stock. Pursuant to the terms and conditions of the Company’s public offering, no resales or transfers of the shares are permitted for nine months after the completion of the Company’s intrastate offering except to residents of the State of Oklahoma. The public offering was completed on February 23, 2007 and the shares will become transferable on November 24, 2007 to non-Oklahoma residents.
There are no outstanding options or warrants to purchase common stock or securities convertible into common stock.
(B) Holders
As of June 1, 2007, there are approximately 3,750 shareholders of the Company’s outstanding common stock.
(C) Dividends
The Company has not paid any cash dividends since inception (April 19, 2004). Additionally, dividends are not anticipated in the foreseeable future.
(D) Securities authorized for issuance under equity compensation plans.
None.

Item 2. Legal Proceedings
Neither the Company nor any of its principals are presently engaged in any material pending litigation which might have an adverse impact on its net assets.
Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.
Item 4. Recent Sales of Unregistered Securities
During the last three fiscal years, the Company sold securities in reliance on exemptions from registration permitted by the Act and the rules thereunder.
The Company sold 2,000,000 shares of common stock at $.10 per share to its organizing shareholders on April 19, 2004, for total proceeds of $200,000. This private offering was conducted in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company sold 1,000,000 shares of its common stock for $1.25 per share in a private placement that was concluded on August 31, 2004. The second private offering was conducted in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The initial capital from these separate private offerings was used to fund the Company’s efforts to register an intrastate public offering in the state of Oklahoma.
The Company registered an intrastate offering of its common stock with the Oklahoma Department of Securities. On June 22, 2005, the Oklahoma Securities Department declared the Company’s registration statement effective. The Company’s intrastate offering was completed on February 23, 2007, raising total capital of $14,025,000 from the sale of 2,805,000 shares of common stock at $5.00 per share. The offering was self-underwritten and sold through issuer-agents licensed by the Oklahoma Department of Securities to offer the stock on the Company’s behalf. Total commissions paid on the sales did not exceed 10%.
The securities offered in the public offering were not registered under the
Securities Act of 1933 in reliance on Rule 147 thereunder, which exempts securities offered and sold on a wholly intra-state basis. A condition of the exemption is that during the period which the securities that are a part of an issue are being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, shall be made only to persons resident within the state of offer.
Item 5. Indemnification of Directors and Officers
The Company indemnifies and protects any Director or Officer to the fullest extent permitted by Oklahoma law as set forth in the Company’s bylaws.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE BYLAWS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S
First Trinity Financial Corporation and Subsidiaries
(a development stage company)
Consolidated Financial Statements
December 31, 2006 and 2005

First Trinity Financial Corporation and Subsidiaries
(a development stage corporation)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Shareholders of First Trinity Financial Corporation
     We have audited the accompanying consolidated balance sheets of First Trinity Financial Corporation (an Oklahoma company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Trinity Financial Corporation as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kerber, Eck & Braeckel LLP

Springfield, Illinois
March 3, 2007

First Trinity Financial Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31,		March 31,
	2005	2006	2007
			(Unaudited)
Assets
Investments

Available-for-sale fixed maturities at fair value (amortized cost, none at 2005, $298,256 at December 31, 2006 and $298,502 at March 31 2007)	$—	$297,680	$298,502

Total investments	—	297,680	298,502

Cash and cash equivalents	3,000,135	10,677,554	11,321,883
Accrued investment income	—	9,650	12,472
Loans from premium financing	—	—	586,853
Agent balances	871	171	33,324
Prepaid expenses	335	12,160	7,440
Office furniture and equipment (net of accumulated depreciation $8,723 and $3,488 at December 31, 2006 and December 31, 2005, respectively)	13,244	51,359	49,246
Deposits	1,312	1,312	1,312
Other assets	13,107	—	3,125

Total assets	$3,029,004	$11,049,886	$12,314,157

Liabilities and Shareholders’ Equity
Deposits on pending policy applications	$—	$—	$168,548
Accounts payable and accrued expenses	32,271	70,769	34,438

Total liabilities	32,271	70,769	202,986

Shareholders’ equity
Common stock subscribed	5,883	25,059	28,050
Common stock, par value $.01 per share 10,000,000 shares authorized, 3,000,000 issued and outstanding	30,000	30,000	30,000
Additional paid-in capital	3,964,452	12,498,891	13,806,503
Accumulated other comprehensive loss	—	(576)	—
Accumulated deficit	(1,003,602)	(1,574,257)	(1,753,382)

Total shareholders’ equity	2,996,733	10,979,117	12,111,171

Total liabilities and shareholders’ equity	$3,029,004	$11,049,886	$12,314,157

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
Consolidated Statements of Operations

	Year ended		Three months ended
	December 31,		March 31,
	2005	2006	2006	2007
			(Unaudited)	(Unaudited)
Revenues
Income from premium financing	$—	$—	$—	$11,589
Net investment income	24,350	306,685	31,919	132,217
Other income	75	—	—	3,000

Total revenues	24,425	306,685	31,919	146,806

Expenses
Salaries and wages	335,939	471,652	96,752	157,175
Payroll taxes	24,469	31,960	8,944	13,919
Employee benefits	38,336	57,142	13,297	20,210
Contractual labor	70,000	—	—	—
Director fees	15,500	19,500	11,250	5,750
Rent	14,982	15,744	2,624	4,686
Professional fees	24,590	35,678	7,053	11,410
Travel and entertainment	34,680	71,157	13,347	17,581
Office and other expenses	60,919	169,272	35,774	93,087
Depreciation	2,790	5,235	908	2,113
Franchise tax	994	—	—	—

			—
Total expenses	623,199	877,340	189,949	325,931

Net loss	$(598,774)	$(570,655)	$(158,030)	$(179,125)

Net loss per common share basic and diluted	$(0.19)	$(0.13)	$(0.04)	$(0.03)

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity

				Accumulated
	Common Stock	Common	Additional	Other		Total
	Subscribed	Stock	Paid-in	Comprehensive	Accumulated	Shareholders'
	$.01 Par Value	$.01 Par Value	Capital	Loss	Deficit	Equity

Balance at December 31, 2004	$—	$30,000	$1,394,459	$—	$(404,828)	$1,019,631

Sale of 588,259 shares subscribed @ $5.00 per share	5,883	—	2,935,367	—	—	2,941,250
Cost of stock offerings	—	—	(365,374)	—	—	(365,374)
Net loss	—	—	—	—	(598,774)	(598,774)

Balance at December 31, 2005	5,883	30,000	3,964,452	—	(1,003,602)	2,996,733

Sale of 1,917,654 shares subscribed @ $5.00 per share	19,176	—	9,569,094	—	—	9,588,270
Cost of stock offerings	—	—	(1,034,655)	—	—	(1,034,655)
Net unrealized loss on available-for-sale securities	—	—	—	(576)	—	(576)
Net Loss	—	—	—	—	(570,655)	(570,655)

Balance at December 31, 2006	25,059	30,000	12,498,891	(576)	(1,574,257)	10,979,117
Sale of 299,100 shares subscribed @ $5.00 per share (unaudited)	2,991	—	1,492,489	—	—	1,495,480
Cost of stock offerings (unaudited)	—	—	(184,877)	—	—	(184,877)
Change in unrealized depreciation on available-for-sale securities (unaudited)	—	—	—	576	—	576
Net Loss (unaudited)	—	—	—	—	(179,125)	(179,125)

Balance at March 31, 2007 (unaudited)	$28,050	$30,000	$13,806,503	$—	$(1,753,382)	$12,111,171

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended
	December 31,		Three months ended
	2005	2006	March 31, 2006	March 31, 2007
			(Unaudited)	(Unaudited)
Operating activities

Net loss	$(598,774)	$(570,655)	$(158,030)	$(179,125)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for depreciation	2,790	5,235	909	2,113
Accretion of discount on fixed maturity investments	—	(584)	—	(246)
(Increase) decrease in accrued interest	1,546	(9,650)	(12,109)	(2,822)
(Increase) decrease in prepaid expenses	(335)	(11,825)	(1,055)	4,720
(Increase) decrease in agent advances	(871)	700	(1,709)	(33,153)
Increase in deposits	(1,312)	—	—	—
(Increase) decrease in other assets	6,717	13,107	13,107	(3,125)
Increase in deposits on pending policy applications	—	—	—	168,548
Increase (decrease) in accounts payable and other liabilities	31,644	38,498	(9,430)	(36,331)

Net cash used in operations	(558,595)	(535,174)	(168,317)	(79,421)

Investing activities
Purchase of available-for-sale fixed maturities	—	(297,672)	(2,500,000)	—
Purchase of certificates of deposit	—	(2,500,000)	—	—
Maturities of certificates of deposit	200,000	2,500,000	—	—
Loans for premiums financed	—	—	—	(586,853)
Purchase of furniture and equipment	(11,843)	(43,350)	—	—

Cash provided by (used in) investing activities	188,157	(341,022)	(2,500,000)	(586,853)

Financing activities
Proceeds from public stock offering	2,941,251	9,588,269	2,264,999	1,495,480
Cost of stock offering	(365,375)	(1,034,654)	(228,030)	(184,877)

Net cash provided from financing activities	2,575,876	8,553,615	2,036,969	1,310,603

Increase (decrease) in cash	2,205,438	7,677,419	(631,348)	644,329

Cash and cash equivalents, beginning of period	794,697	3,000,135	3,000,135	10,677,554

Cash and cash equivalents, end of period	$3,000,135	$10,677,554	$2,368,787	$11,321,883

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
1.	Organization and Accounting Policies

Nature of Operations

First Trinity Financial Corporation, (the “Company”) was incorporated in Oklahoma on April 19, 2004, for the primary purpose of organizing a life insurance subsidiary. The Company raised $1,450,000 from two private placement stock offerings during 2004. On June 22, 2005 the Company’s intra-state public stock offering filed with the Oklahoma Department of Securities for a $12,750,000 intrastate public stock offering, which included a 10% “over-sale” provision (additional sales of $1,275,000), was declared effective. The offering was completed February 23, 2007. The Company raised $14,025,000 from this offering.

The Company has two wholly owned subsidiaries domiciled in Oklahoma, First Trinity Capital Corporation (“FTCC”) and Trinity Life Insurance Company (“TLIC”). FTCC was incorporated on March 9, 2006 and initially capitalized with $1,000. Additional capital contributions of $500,000 were added during 2006. FTCC was formed for the purpose of being a premium finance company and initially operate in the state of Oklahoma. FTCC commenced its financing of insurance premiums in January 2007. TLIC was incorporated on June 22, 2006 and was initially capitalized with $2,000,000 on September 28, 2006. TLIC was formed to be a life insurance company and initially operate in the state of Oklahoma. TLIC commenced the sale of life insurance products in March 2007.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which differ from statutory accounting practices prescribed or permitted by the Oklahoma Department of Insurance that are used for regulatory purposes.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company, FTCC from its date of organization on March 9, 2006 and TLIC from its date of organization on June 22, 2006. All intercompany accounts and transactions are eliminated in consolidation.

Development Stage Activities

The Company was incorporated in Oklahoma on April 19, 2004 for the primary purpose of organizing a life insurance subsidiary. The Company was in the development stage until the public stock offering ended February 23, 2007.

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
1.	Organization and Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made in the prior years financial statements to conform to current year classifications. These reclassifications had no effect on previously reported net income or shareholder equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Unaudited Interim Financial Statements

The accompanying unaudited interim balance sheet as of March 31, 2007, the statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the statement of stockholders’ equity for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of March 31, 2007 and results of operations and cash flows for the three months ended March 31, 2006 and 2007. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Investments

The Company classifies all of its fixed maturity securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of applicable deferred taxes, reported in other comprehensive income. Certificates of deposit are carried at cost. The Company limits its investment in certificates of deposit to accounts that are federally insured but does not limit the amount in a single bank to amounts that are federally

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
1.	Organization and Accounting Policies (continued)

insured. Realized gains and losses on sales of investments are recognized in operations on the specific identification basis. Interest and dividends earned on investments are included in net investment income.

Loans from Premium Financing

Receivables from premium financing are carried net of unearned interest and any estimated loan losses.

Office Furniture and Equipment

Office furniture and equipment is recorded at cost less accumulated depreciation using the 200% declining balance method over the estimated useful life of the respective assets.

Common Stock Subscribed

The common stock, when issued, will have a $ .01 par value, with dividend rights payable to holders of common stock on a pro rata basis.

Common Stock

Common stock is fully paid, non-assessable and has a par value of $.01 per share.

Offering Costs

Certain costs directly related to the sale of the Company’s securities are capitalized against the proceeds from the sales. These costs include legal fees, accounting, recruiting, and training expenses, commissions, printing, and other expenses related to the offering.

Net Loss Per Common Share

Net loss per common share is calculated using the weighted average number of common shares outstanding during the year. Shares sold during the public stock offering were treated as outstanding and used in the computation of earnings per share although certificates for the shares were not issued until after the offering was completed in February 2007. There were no contingencies outstanding after October 2005 that prevented the shares from being issued. All shares sold during the periods are considered to be outstanding for one half of the month in which they were sold. The weighted average outstanding common shares for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 was 3,125,962, 4,532,632, 3,794,558 and 5,697,802 respectively.

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
1.	Organization and Accounting Policies (continued)

Federal Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined for tax reporting purposes.

2.	Office Lease

The Company leased approximately 300 square feet of office space for $550 per month through January 2005 and leases approximately 1,312 square feet of office space pursuant to a three-year lease that began February 1, 2005 and leases approximately 200 square feet on a month to month basis. Under the terms of the leases, the monthly rent expense is $1,312 and $250. The Company incurred rent expense of $14,982, $15,744, $2,624, and $4,686 for the years 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively. Future minimum lease payments under the terms of the lease for the next two years are as follows:

Year	Amount
2007	$15,744
2008	1,312

$17,056

3.	Marketable Debt Securities

The amortized cost and fair value of investments in available-for-sale fixed maturities securities at December 31, 2006 and March 31, 2007 are summarized as follows:

			Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
March 31, 2007:
Fixed maturities
U.S. government bonds	$298,502	$—	$—	$298,502

Total	$298,502	$—	$—	$298,502

December 31, 2006:
Fixed maturities
U.S. government bonds	$298,256	$—	$576	$297,680

Total	$298,256	$—	$576	$297,680

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
3.	Marketable Debt Securities (continued)

The amortized cost and fair value of fixed maturities at March 31, 2007, by contractual maturity, are shown below.

	Amortized	Fair
	Cost	Value
Due in one year or less	$298,502	$298,502

	$298,502	$298,502

Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations.

The fair values for investments in fixed maturities are based on quoted market prices.

Included in investments are securities that have a fair value of $298,502 at March 31, 2007, which are on deposit with the Oklahoma Insurance Department.

The Company limits credit risk by investing in U.S. government securities. As a result, management believes that significant concentrations of credit risk do not exist.

There were no realized investment gains during 2005 and 2006 and the three months ended March 31, 2007

The following are the components of net investment income:

	December 31,	December 31,	March 31,	March 31,
	2005	2006	2006	2007

Fixed maturities	$—	$3,650		$3,000
Cash and cash equivalents	17,615	288,214	19,810	129,217
Certificates of deposit	6,735	14,821	12,109
Receivables from premium financing	—	—	—	11,589

Gross investment income	24,350	306,685	31,919	143,806
Investment expenses	—	—	—	—

Net investment income	$24,350	$306,685	$31,919	$143,806

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
4.	Income Taxes

The Company files a federal income tax return with the Internal Revenue Service. Temporary differences between financial reporting and tax are not significant. The Company expects to file a consolidated income tax return with its subsidiary, FTCC for the year 2006. The net operating loss carryforwards of approximately $1,671,241, expiring in 2024 through 2027, may be available to offset future taxable income, should it arise.

			Three months
			ended
	December 31,		March 31,
	2005	2006	2007
Deferred tax assets:
Net unrealized investment losses	$—	$202	$—
Net operating loss carry forward	—	534,604	584,934

Total deferred tax assets	—	534,806	584,934
Valuation allowance	—	(534,806)	(584,934)

Total deferred tax assets after valuation allowance	$—	$—	$—

A valuation allowance has been established due to the uncertainty of loss carryforwards and unrealized investment losses.

5.	Concentrations of Credit Risk

Credit risk is limited by diversifying the investments. The Company maintains cash and cash equivalents at multiple institutions. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each banking institution. Other funds are invested in mutual funds that invest in U.S. Government securities. Uninsured balances aggregate $11,021,883 at March 31, 2007. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

6.	Fair Value of Financial Instruments

The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are as follows:

Fixed Maturities

Fixed maturities are carried at fair value in the accompanying consolidated balance sheets. The fair value of fixed maturities is based on quoted market prices. At December 31, 2005 and 2006 and March 31, 2007 the fair value of fixed maturities was $0, $297,680, and $298,502, respectively.

First Trinity Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the three months ended
March 31, 2006 and 2007 is unaudited)
6.	Fair Value of Financial Instruments (continued)

Cash and Cash Equivalents

The carrying values of cash and cash equivalents approximate their fair values. At December 31, 2005 and 2006 and March 31, 2007, the fair value of cash and cash equivalents was $3,000,135, $10,677,554 and $11,321,883, respectively.

Loans from Premium Financing

The Company finances amounts up to 75% of the premium on casualty insurance policies after a 25% or greater down payment is made by the policy owner. The premiums financed are collateralized by the amount of the unearned premium of the insurance policy. Policies that become delinquent are submitted for cancellation and recovery of the unearned premium up to the amount of the loan balance 25 days after a payment becomes delinquent. Factors considered in determining loan losses are (1) the amount of loans with past due payments, (2) the value of the collateral associated with each delinquent loan and (3) the probability of receiving the unearned premium from the insurance company and insurance agent. Receivables from premium financing are carried net of unearned interest and any estimated loan losses.

7.	Change of Company Name

On February 3, 2005 the Company received an amended certificate of incorporation from the Secretary of State of Oklahoma that changed the name of the Company from Southwest Security Financial Corporation to First Trinity Financial Corporation.

8.	Escrowed Funds

The Company was required to place all proceeds from the sale of the public stock offering in an escrow account until the total proceeds equaled $1,750,000. The Company would have been required to refund all funds received on June 22, 2006 if the total funds received were less than $1,750,000. At December 31, 2005, sales had exceeded the requirement for funds to be released from escrow and all funds were released from escrow on April 11, 2006.

PART III
Item 1. Index to Exhibits
and
Item 2. Description of Exhibits

Exhibit
Number	Description

*3.1	Articles of Incorporation of the Company

*3.2	By-Laws of the Company

*4.1	Specimen Stock Certificate

*10.1	Administrative Service Agreement between TLIC and IHLIC

*10.2	Lease Agreement

10.3	Reinsurance Agreement with Investors Heritage Life Insurance Company

10.4	Reinsurance Agreement with Munich American Reinsurance Company

*21.1	Subsidiaries of First Trinity Financial Corporation

*99.1	Oklahoma Insurance Holding Company Disclaimer of Control of Gregg Earl Zahn

*99.2	Form of Promotional Shares Escrow Agreement (six year restriction)

*99.3	Form of Promotional Shares Escrow Agreement (four year restriction)

*  previously filed

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

First Trinity Financial Corporation (Registrant)
Date: July 20, 2007	By:	/s/ John R. Perkins
John R. Perkins
President